Crucell Expects Charge Related to Impairment of Goodwill

LEIDEN, The Netherlands, Dec. 23, 2002 (PRIMEZONE) -- Dutch antibody and vaccine company, Crucell N.V. (Nasdaq:CRXL) today announced that it expects to record a goodwill impairment charge during the fourth quarter 2002. This charge is a consequence of changes made earlier this year to American accounting principles (U.S. GAAP), under which Crucell reports.

Crucell will announce the goodwill impairment charge at the publication of the 2002 year-end results on January 27, 2003. Crucell could be required to take a non-cash charge of up to the full amount of its current goodwill (Euro 30.9 million at September 30, 2002).

The charge will not affect the company's operations, cash flow or cash position, but will influence the net income and earnings per share figures for 2002.

U.S. GAAP Goodwill Accounting

The new accounting principles, with respect to the treatment of goodwill, are set down in the Statement of Financial Accounting Standards 142 (SFAS 142), "Goodwill and Other Intangible Assets." The new principles affect the way companies reporting under U.S. GAAP will record and value goodwill and other intangible assets.

In accordance with the new SFAS 142 rules, which went into effect on January 1, 2002, goodwill will no longer be amortized, but will instead be tested for impairment annually using a "goodwill impairment test."

Under the impairment test, the recorded shareholders' equity of the company is compared to its market capitalization. If the market capitalization of the company is less than its shareholders' equity, the company could be required to take a non-cash amortization charge of up to the full amount of its current goodwill.

About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstract(TM), AdVac(TM), and PER.C6(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Crucell and DSM Biologics announced an alliance for the development and production for recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States.

CONTACT:  Crucell N.V., Leiden
          Leon Kruimer, Vice President and CFO
          +31-(0)71-524 8722
          l.kruimer@crucell.com

          Arie Bos, Director of Corporate Communication
          +31-(0)71-524 8722
          +31-(0)6-5240 8237 (Mobile)
          a.bos@crucell.com